                                                                     EXHIBIT 12


                HOUSEHOLD FINANCE CORPORATION AND SUBSIDIARIES

            COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
           TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS


                                                                                                                     Three Months
                                                                                                                        Ended
                                                                 Year Ended December 31,                              March 31,
                                         --------------------------------------------------------------------   --------------------
                                            1997          1996            1995           1994          1993       1998      1997
                                         --------       --------      ----------     ---------     -----------   -------  ----------
Net Income                               $  767.1      $  650.0       $  412.3       $  434.1      $  406.4     $  324.5   $  189.8
Income taxes                                391.9         358.1          295.3          252.0         236.6        196.0      111.2
                                         ---------     ---------      ----------     ---------     -----------   --------  ---------
Income before income taxes                1,159.0       1,008.1          707.6          686.1         643.0        520.5      301.0

Fixed charges:
  Interest expense (1)                    1,863.0       1,727.9        1,675.9        1,330.2       1,166.1        502.2      454.9
  Interest portion of rentals (2)            46.8          45.2           37.1           24.9          20.7         13.2       11.5
                                         ---------     ----------    ----------      ---------     -----------   --------  ---------
Total fixed charges                       1,909.8       1,773.1        1,713.0        1,355.1       1,186.8        515.4      466.4

Total earnings as defined                $3,068.8      $2,781.2       $2,420.6       $2,041.2      $1,829.8     $1,035.9   $  767.4
                                         ==========    ==========     =========      =========     ==========   =========  =========

Ratio of earnings to fixed charges           1.61          1.57           1.41           1.51          1.54         2.01       1.65
                                         ==========    ==========     =========      =========     ==========   =========  =========

Preferred stock dividends (3)            $   14.6      $   19.4       $   21.3       $   19.6      $   21.7     $    2.2   $    4.9
                                         ==========    ==========     =========      =========     ==========   =========  =========

Ratio of earnings to combined fixed
   charges and preferred stock dividends     1.59          1.55           1.40           1.48         1.51          2.00       1.63
                                         ==========    ==========     =========      =========     ==========   =========  =========

(1) For financial statement purposes, these amounts are reduced for income earned on temporary investment of excess funds, generally resulting from over-subscriptions of commercial paper issuances.

(2) Represents that portion of rentals considered to approximate an appropriate interest factor.

(3)  Preferred stock dividends are grossed up to their pre-tax equivalents.